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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         THINKA WEIGHT-LOSS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


--------------------------------------------------------------------------------
                                 (CUSIP Number)

                        Keith Romine, Corporate Secretary
                         Thinka Weight-Loss Corporation
                       18201 Von Karman Avenue, Suite 1170
                     Tel. 949-975-0077     Fax 949-975-1177
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 30, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
          a.   Charles C. Seven, an individual
          b.   Dennis Klarin, an individual
          c. Flax-Flex Fabricators, Ltd. a Gibraltar company (no I.R.S. Identification No. issued)
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) [X]  Joint Filing Pursuant to Rule 13d-1(k)(1)

          (b) [ ]
--------------------------------------------------------------------------------
     3.   SEC Use Only

--------------------------------------------------------------------------------
     4.   Source of Funds (See Instructions) 00

--------------------------------------------------------------------------------
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
     6.   Citizenship or Place of Organization
                                                      California
--------------------------------------------------------------------------------
Number of       7.   Sole Voting Power        4,467,000
Shares          ----------------------------------------------------------------
Beneficially    8.   Shared Voting Power       -  0  -
Owned by        ----------------------------------------------------------------
Each            9.   Sole Dispositive Power   4,467,000
Reporting       ----------------------------------------------------------------
Person With     10.  Shared Dispositive Power  -  0  -
--------------------------------------------------------------------------------
     11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          4,467,000
--------------------------------------------------------------------------------
     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
          [ ]
--------------------------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)   23.47%

--------------------------------------------------------------------------------
     14.  Type of Reporting Person (See Instructions)   IN
--------------------------------------------------------------------------------

ITEM 1.     SECURITY  AND  ISSUER.

     This statement relates to the common stock, $0.001 par value ("Common Stock") of Thinka Weight-Loss Corporation ("Issuer"). The principal executive offices of the Issuer are presently located at 18201 Von Karman Avenue, Suite 1170, Irvine, California 92612.

ITEM 2.     IDENTITY  AND  BACKGROUND.

     This statement is filed by Charles C. Seven, businessman, whose business address is 18201 Von Karman Avenue, Suite 1170, Irvine, California 92612; Dennis Klarin, a Certified Public Accountant with Klarin and Associates, whose address is 3300 Irvine Ave # 105, Newport Beach, CA 92660; and Flax-Flex Fabricators, Ltd., whose principal place of business is located at 28 Iris Town, P.O. Box 15, Gibraltar.

     Charles C. Seven is employed as the Chief Executive Officer and Chairman of TransWorld Benefits, Inc., located at 18201 Von Karman Avenue, Suite 1170, Irvine, California 92612. During the last five (5) years, Mr. Seven has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five (5) years, Mr. Seven has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Mr. Seven is a citizen of the United States of America. Charles C. Seven has the sole power to direct the voting of the stock of Issuer held by Flax-Flex and has the primary pecuniary interest in the benefits of such stock.

     Dennis Klarin is a Certified Public Accountant with the firm of Klarin & Associates. He serves as the sole officer and director of Flax-Flex Fabricators, Ltd. During the last five (5) years, Mr. Klarin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five (5) years, Mr. Klarin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Mr. Klarin is a citizen of the United States of America. Dennis Klarin serves as the sole officer and director of Flax-Flex and is included in this report only in his capacity as officer and director of Flax-Flex.

     Flax-Flex Fabricators, Ltd. ("Flax-Flex") is a company formed under the laws of Gibraltar, with its principal place of business located at 28 Iris Town, P.O. Box 15, Gibraltar. Flax-Flex is a general investment company. During the last five (5) years, Flax-Flex has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five (5) years, Flax-Flex has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Flax-Flex is the record owner of the stock of Issuer.

ITEM 3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

     The securities were acquired by Flax-Flex Fabricators, Ltd., a Gibraltar company ("Flax-Flex"), in a tax-free exchange pursuant to that certain Share Purchase Agreement dated October 4, 2002, a copy of which was filed by the Issuer as an exhibit to its Form 8-K filed on October 15, 2002. Pursuant to the agreement, the Issuer issued a total of 4,500,000 shares of its common stock in exchange for all of the issued and outstanding shares of stock of TransWorld Benefits, Inc., a Nevada corporation. Flax Flex received its proportionate share of the common stock issued by Issuer.

ITEM  4.     PURPOSE  OF  TRANSACTION.

     The primary purpose of the transaction herein reported was as follows: (i) Issuer acquiring ownership of TransWorld Benefits, Inc., (ii) Issuer carrying on the business of TransWorld Benefits, Inc. as a wholly-owned subsidiary, (iii) Charles C. Seven and Keith Romine being appointed as Directors of Issuer, (iv)
Charles C. Seven being appointed as President and Chief Executive Officer of Issuer, (v) Keith Romine being appointed as Secretary and Treasurer of Issuer,
(vi)  Ronald  Robertson  being appointed as Senior Vice President of Issuer, and
(vii)  Thomas  Blake  being  appointed  as  Vice  President  of  Operations.

          (a) Charles C. Seven, individually, and through Flax-Flex Fabricators, Ltd., has plans and proposals to potentially acquire additional common stock of the Issuer and to cause other persons to acquire additional securities of the Issuer. Dennis Klarin has no other plans independent of those of Flax-Flex Fabricators, Ltd. These plans are described below.

     Each of Charles C. Seven and Flax-Flex Fabricators, Ltd. is a party to an Agreement, dated September 24, 2002, as amended by an Extension Agreement dated for reference as effective December 23, 2002, pursuant to which Mr. Seven has the right to purchase 1,000,000 shares of common stock of issuer, and Flax-Flex Fabricators, Ltd. has the right to purchase an additional 3,383,000 shares of common stock of Issuer, from Farline Venture Corporation and William Iny, at any time prior to March 25, 2003. A copy of the Agreement was filed as an exhibit to the Issuer's Form 8-K filed on October 15, 2002. A copy of the Extension Agreement is filed as an exhibit to this Schedule 13D.

     In addition, as a condition precedent to the acquisition of the securities by Flax-Flex Fabricators, Ltd. being reported herein, the Issuer entered into a Securities Purchase Agreement with La Jolla Cove Investors, Inc. (the "Investor"), dated January 29, 2003, pursuant to which the Issuer delivered to Investor an 8% Convertible Debenture in the amount of $300,000, convertible into common stock of the Issuer, and a Warrant to Purchase Common Stock that permits the Investor to purchase up to an additional $1,500,000 worth of common stock.

     The Issuer is obligated to register the sale of the underlying common stock to be issued upon conversion of the 8% Convertible Debenture and the exercise of the Warrant. Provided the Issuer obtains additional financing from a third-party of at least $1,000,000 within the next six months, the Issuer has the right to reject the Investor's request to exercise all or any portion of the Warrant (but not the 8% Convertible Debenture). Thirty days following the effectiveness of such registration statement, the Issuer has the right to cause the Investor to exercise up to $150,000 of the Warrant per month. Unless the Issuer is able to secure alternative financing, either in the form of equity or debt, Charles C. Seven intends to cause the Investor to exercise the Warrant at $150,000 per month until such time that the Issuer's operating revenue is sufficient to meet the Issuer's operating expenses.

     In connection with the 8% Convertible Debenture and the Warrant, the Investor entered into a Put and Call Agreement with Charles C. Seven, pursuant to which prior to July 29, 2003, Charles C. Seven may cause the Investor to sell to Charles C. Seven up to approximately 1,500,000 shares of common stock issued to the Investor upon conversion of the 8% Convertible Debenture and Warrant. Charles C. Seven has no specific plans at this time to exercise such right, but may do so depending upon market conditions at that time.

     Pursuant to the Put and Call Agreement, the Investor has the right, during the period between July 29, 2003 and September 29, 2003, to cause Charles C. Seven to purchase up to 1,500,000 shares of common stock issued to the Investor upon conversion of the 8% Convertible Debenture and Warrant.

     Charles C. Seven is a party to an indemnity agreement and pledge agreement with Ronald Robertson, pursuant to which Charles C. Seven has caused Flax-Flex Fabricators, Ltd. to pledge 2,000,000 shares of common stock to Ronald Robertson to secure Charles C. Seven's obligation to indemnify Ronald Robertson for any liability under the Put and Call Agreement. Charles C. Seven and Ronald Robertson are also parties to a separate indemnity agreement and pledge agreement with Harold Charles Moll pursuant to which Harold Charles Moll has agreed to pledge 1,000,000 shares of common stock to secure both Charles C. Seven's and Ronald Robertson's obligations under the Put and Call Agreement.

          (d) Charles C. Seven intends to expand the number of existing directors of the Issuer by at least one to meet the requirements of an audit committee to be formed as soon as practical.

          (g) Charles C. Seven intends to cause the Issuer to amend its articles of incorporation to change its name to TransWorld Benefits International, Inc., or similar name.

Except as set forth above, neither Charles C. Seven, Flax-Flex Fabricators, Ltd. nor Dennis Klarin has any plan or proposal which relates to or would result in the occurrence or fulfillment of any events enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) 4,467,000 shares of common stock are owned by Flax Flex Fabricators, Ltd. Charles C. Seven has the power to direct the voting of those shares. Dennis Klarin serves as the sole officer and director of Flax Flex Fabricators, Ltd. These shares constitute 23.47% of the total shares of common stock currently issued and outstanding. Mr. Seven has the right to purchase 1,000,000 shares of common stock of issuer, and Flax-Flex Fabricators, Ltd. has the right to purchase an additional 3,383,000 shares of common stock of Issuer. These additional shares constitute an additional 23.03% of the currently issued and outstanding stock, for a total potential ownership of 46.50%.
          (b) Charles C. Seven has the sole power to vote and to dispose of all of the shares beneficially owned.
          (c)  None.
          (d)  None.
          (e)  Not  applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Charles C. Seven and Flax-Flex Fabricators, Ltd. are parties to the purchase agreement with Farline Venture Corporation and William Iny, as sellers, to purchase a total of 4,383,000 shares of common stock of the issuer, discussed in Item 4 above. Charles C. Seven is a party to the Put and Call Agreement and the indemnity and pledge agreements discussed in Item 4 above. He is also a party to a letter agreement with Harold Moll pursuant to which Mr. Moll waived his right to exercise the call rights set forth in the Put and Call Agreement, in favor of Mr. Seven. Except as described above, neither Charles C. Seven, Flax-Flex Fabricators, Ltd. nor Dennis Klarin is a party to any other contract, arrangement, understanding or relationship (legal or otherwise) required to be disclosed by Item 6 of Schedule 13D.

ITEM 7.   MATERIAL  TO  BE  FILED  AS  EXHIBITS.

     The following documents filed as an exhibit to the Issuer's Form 8-K, filed with the Securities and Exchange Commission on October 15, 2002, are filed herein by this reference:

     1. Share Purchase Agreement, dated October 4, 2002, by and between Flax-Flex Fabricators, Ltd., Ronald Robertson, Thinka Weight-Loss Corporation and TransWorld Benefits, Inc.

     2. Agreement, dated September 24, 2002, by and between Farline Venture Corporation, William Iny, Charles Seven, Ronald Robertson, Keith Romine, Thomas Blake, Pirjo Jarvis and Flax-Flex fabricators, Ltd.

     The following materials are filed as Exhibits to this Statement.

     Exhibit 1.    Extension  Agreement,  dated  for  reference  effective as of
     ---------
December 23, 2002, by and between Farline Venture Corporation, William Iny, Charles Seven, Ronald Robertson, Keith Romine, Thomas Blake, Pirjo Jarvis and Flax-Flex Fabricators, Ltd.

     Exhibit 2.     Securities Purchase Agreement, dated effective as of January
     ---------
29, 2003, by and between Thinka Weight-Loss Corporation and La Jolla Cove Investors, Inc.

     Exhibit 3.     8% Convertible  Debenture of Thinka Weight-Loss Corporation,
     ---------
dated as of January 29, 2003, in the amount of $300,000.

     Exhibit 4.    Warrant  to  Purchase  Common  Stock - Conversion  Warrants,
     ---------
dated as of January 29, 2003;

     Exhibit 5.     Put and Call Agreement, dated as of January 29, 2003, by and
     ---------
between Ronald P. Robertson, Harold Charles Moll, Chuck Seven, and La Jolla Cove Investors, Inc.

     Exhibit 6.    Letter Agreement regarding the  Warrant  to  Purchase  Common
     ---------
Stock, dated as of January 29, 2003, by and between Thinka Weight-Loss Corporation and La Jolla Cove Investors, Inc.

     Exhibit 7.    Indemnity  Agreement,  dated as of January 29, 2003, in favor
     ----------
of Ronald P. Robertson, executed by Charles C. Seven and Flax-Flex Fabricators as Indemnitors.

     Exhibit 8.    Indemnity  Agreement,  dated as of January 29, 2003, in favor
     ----------
of Charles C. Seven and Ronald P. Robertson, executed by Harold Charles Moll as Indemnitor.

     Exhibit 9.    Pledge and Security Agreement - Harold Charles Moll, dated as
     ----------
of January 29, 2003, by and between Harold Charles Moll, Ronald P. Robertson and Charles C. Seven.

     Exhibit 10.    Pledge  And Security Agreement - Seven - Flax-Flex, dated as
     ----------
of January 29, 2003, by and between Charles C. Seven, Flax-Flex Fabricators, Ltd., Ronald P. Robertson.

     Exhibit 11.    Letter  Agreement,  dated  as  of  January 29, 2003, by  and
     ----------
between Charles C. Seven and Harold Charles Moll.

     Exhibit 12.    Consent  to  File  Joint  Schedule 13D,  signed by Flax-Flex
     ----------
Fabricators, Ltd. and Dennis Klarin, Pursuant to Rule 13d-1(k)(1).

                                   Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 10, 2003                  /s/ Charles C. Seven
                                           --------------------
                                           Charles C. Seven